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Women-owned
Cloudfarming LLC

Farm

50 Condor Street
Boston, MA 02128
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Early Investor Bonus: The investment multiple is increased to 1.8× for the next $20,000 invested.
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THE PITCH
Cloudfarming LLC is seeking investment to renovate and expand into cannabis cultivation and manufacturing.
Generating RevenueExpanding LocationRenovating LocationLease Secured
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INVESTOR PERKS

Cloudfarming LLC is offering perks to investors. You earn perks based on your total investment amount in this business.

Discount when buying from partner retailers Invest $5,000 or more to qualify. 20 of 20 remaining

Investors will receive prepay card valued at $500 for use at one CloudFarming Products at partner retail locations

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ABOUT US

Corner Stalk Farm grows hydroponic greens including 20 varieties of heirloom lettuces, kale, basil, chard, arugula, spicy mustard greens, and a variety of herbs, all inside 4 recycled shipping containers located in East Boston, MA. Harvesting year-round between 4,000 and 6,000 plants a week and using less than 10 gallons of water per container the Farm is efficient, environmentally friendly, and grows delicious heirloom greens.

This is how it works:

https://www.youtube.com/watch?v=RZtKCHviR8E#t=149

CONTROLLED ENVIRONMENT
Corner Stalk Farm specializes in Controlled Environment Agriculture (CEA). Temperature control, LED lighting, and automatic water flow within insulated shipping containers creates an ideal year-round environment that leafy greens need. Blizzard or heat wave, we're still harvesting.
VERTICAL & HYDROPONIC
Hydroponics is a soil-less growing method that allows the cultivation of plants using recirculated water with optimum nutrient inputs. Corner Stalk Farm has no runoff and use no pesticides or harmful chemicals. To top it off, we leverage vertical growing technology to grow twenty plants per square foot of farm space per month.
THE CONTAINERS
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TRANSITION TO LEGAL CANNABIS

Corner Stalk Farm has been licensed to grow industrial hemp in Boston. Just like our other leafy greens, everything is grown hydroponically, indoors, and year round, 365 days-a-year. We are dedicated to maintaining the highest standards of purity, potency and transparency.

Craft, small batch cannabis will be the best available.

Unique growing space using upcycled shipping containers, enables many more plants per cubic foot of space.

Operating continuously since 2013

Sustainable design

PRESS

Eastie's Corner Stalk Farms Seeking Cannabis Grow License

For several years now Shawn Cooney of Corner Stalk Farms has been quietly growing fresh green-leaf vegetables inside old shipping containers that have been repurposed to grow year round crops down on Condor Street along Chelsea Creek.

Farms In A Box: Boston Businesses Grow Produce In Shipping Containers

It's the future for city farmers or anyone looking to get fresh local produce way off the farm.

Fresh Freight from Corner Stalk Farm — Edible Boston

Photos by Katie Noble It is a suffocating late summer Friday afternoon on Condor Street in East Boston. The hefty guy in the body shop on the corner is sweating like a marathoner. But inside, 6,000 heads of lettuce are enjoying springtime. It's always springtime at Corner Stalk Farms, 62 degrees,

WGBH Greater Boston Video: Urban Agriculture Taking Root In Boston

For much of Boston's history, agriculture was a thriving business, but Allendale Farm in Chestnut Hill is the lone historic farm left. Now there's a movement...

THE TEAM

Shawn and Connie Cooney

Partners

15 Years experience growing the best greens in Boston.

Co-Founder at Sustainable Cannabis Coalition,

Co-Chair of NCIA Facility Design Committee

Chair ASTM Cannabis Sustainability D37.09 Comimittee

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FREIGHT FARMS & CORNER STALK ON CBS BOSTON

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CBS Boston visited Corner Stalk in East Boston. Aired June 30th, 2014

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MOVING HOME

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Data Room

Intended Use of Funds

Target Raise

Maximum Raise

Operating Capital $15,000

Renovate $30,750

Salaries $30,000

Design Services $5,250

R&D $12,250

Mainvest Compensation $6,750

Total $100,000

Financial Forecasts

Year 1 Year 2 Year 3 Year 4 Year 5

Gross Sales $100,000 $2,000,000 $3,000,000 $3,500,000 $4,000,000

Cost of Goods Sold $40,000 $80,000 $120,000 $130,000 $140,000

Gross Profit $60,000 $1,920,000 $2,880,000 $3,370,000 $3,860,000

EXPENSES

Rent $24,000 $100,000 $150,000 $175,000 $200,000

Utilities $40,000 $60,000 $100,000 $150,000 $160,000

Salaries $80,000 $340,000 $400,000 $560,000 $560,000

Insurance $4,000 $80,000 $120,000 $140,000 $160,000

Repairs & Maintenance $5,000 $8,000 $30,000 $40,000 $60,000

Legal & Professional Fees $5,000 $50,000 $60,000 $65,000 $65,000

Operating Profit $-98,000 $1,282,000 $2,020,000 $2,240,000 $2,655,000

This information is provided by Cloudfarming LLC. Mainvest never predicts or projects performance, and has not reviewed or audited this financial forecast. Please see below for additional risk disclosures.

Documents

Investor Agreement

2020 Balance Sheet

2020 Income Statement

2021 Balance Sheet

2021 Income Statement

cloudfarming EIN letter.pdf

Cloudfarming BCB Cannabis Overview v2 final 11_10_21.pptx

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Investment Round Status

Target Raise $100,000

Maximum Raise $107,000

Amount Invested $0

Investors 0

Investment Round Ends November 11th, 2022

Summary of Terms

Legal Business Name Cloudfarming

Investment Structure Revenue Sharing Note

Early Investor Bonus

Investment multiple for the first $20,000 invested

1.8×

Investment Multiple 1.6×

Business's Revenue Share 2.2%-2.4%

Minimum Investment Amount $500

Repayment Schedule Quarterly

Securitization None

Maturity Date September 30th, 2028

Financial Condition

Other outstanding debt or equity

As of May 1 2022, Cloudfarming LLC had debt of $39915 outstanding and a cash balance of $10200. This debt is sourced primarily from THE USDA and will be senior to any investment raised on Mainvest. In addition to the Cloudfarming LLC's outstanding debt and the debt raised on Mainvest, Cloudfarming LLC may require additional funds from alternate sources at a later date.

Forecasted milestones

Cloudfarming LLC forecasts the following milestones:

Achieve initial wholesale sales agreements October 2022

Achieve Massachusetts Cannabis Control Commission Provisional Licensing for cultivation and manufacturing October 2022

Achieve first planting October 2022

Achieve Massachusetts Cannabis Control Commission Final Licensing for cultivation and manufacturing October 2022

Achieve first harvest December 2022

Achieve $4,000.000 revenue per year by 2026.

Achieve $2,761,000 profit per year by 2026.

Historical milestones

Cloudfarming LLC has been operating Corner Stalk Farm as a DBA since April, 2013 and has since achieved the following milestones:

Opened an indoor farm location in Boston, Massachusetts in September 2013

Supplied a major Boston Produce Wholesaler starting in November 2013

Opened a retail location at the Boston Public Market in 2015

Started a home delivery Service in 2018

Started a restaurant focused custom produce wholesale service 2018 for many of the best restaurants in the Boston area

Expanded home delivery service in response to Covid 19 in 2020

Established ASTM's International Cannabis Sustainability Committee in November 2021

Achieved a Host Community Agreement for Boston's first combined cannabis cultivation and manufacturing facility in December of 2021

Achieved approval from Boston's Zoning Board of Appeals for Boston's first combined cannabis cultivation and manufacturing facility in February of 2022

Historical performance is not necessarily predictive of future performance.

Financial liquidity

Cloudfarming LLC expects its liquidity position to decline upon raising capital on Mainvest and deploying the capital to grow the business for a period of 1 year.

Other challenges

Cloudfarming LLC has had the following other challenges that are not otherwise captured in the Financial Condition Section, the Risks Section, or the Financial Statements:

Achieving Final Approval from the State of Massachusetts Cannabis Control Commission of it's Cultivation and Manufacturing Licenses

Variability in the retail and wholesale prices' for cannabis and cannabis products

No other outstanding debt or equity

The capital raised through Mainvest will make up the entirety of the Cloudfarming LLC's fundraising. However, Cloudfarming LLC may require additional funds from alternate sources at a later date.

No operating history

Cloudfarming LLC has received it's Cannabis Host Community Agreement and Zoning Approvals from the City of Boston as of February 2022 and it's Massachusetts Cannabis Licenses are in process. Accordingly, there are no financial statements and information for investors to review which reflect operations including the impact of the cannabis businesses. When evaluating this investment opportunity, investors should consider factors outlined in the risk section as well.

Risk Factors

Risk Factors

CANNABIS IS ILLEGAL UNDER FEDERAL LAW. THIS MEANS THAT THE BUSINESS IS UNDER THREAT OF CRIMINAL LIABILITY AND ASSET FORFEITURE. INVESTORS MAY ALSO BE SUBJECT TO POTENTIAL CRIMINAL PENALTIES.

Because cannabis is federally illegal, investing in cannabis businesses could be found to violate the federal Controlled Substances Act. Not only can investors and company directors or management be indicted under federal law, all of the assets they contribute to a cannabis business (and even to an ancillary cannabis business), including real property, cash, equipment and other goods, could be subject to asset forfeiture because cannabis is still federally illegal.

There are conflicts in Federal and State regulations related to cannabis.

Federal regulation and enforcement may adversely affect the implementation of adult use/medical Cannabis laws and regulations may negatively impact our revenues and profits. The state laws conflict with the federal Controlled Substances Act, which makes cannabis use and possession illegal on a national level. If the federal government determines that such laws should be enforced strictly, it could cause significant financial damage to the Company and its shareholders.

Again, cannabis remains illegal under federal law. It is a Schedule I controlled substance. Even in those jurisdictions in which the use of medical cannabis has been legalized at the state level, its prescription is a violation of federal law. The United States Supreme Court has ruled in United States v. Oakland Cannabis Buyers' Coop. and Gonzales v. Raich that the federal government that has the right to regulate and criminalize cannabis, even for medical purposes. Therefore, Federal law criminalizing the use of cannabis trumps state laws that legalize its use for medicinal purposes. At present, the states are maintaining existing laws and passing new ones in this area. A change in the federal attitude towards enforcement could have a negative effect on the industry, potentially ending it entirely. Laws and regulations affecting the cannabis industry are constantly changing, which could detrimentally affect our proposed operations. Local, state, and federal cannabis laws and regulations are broad in scope and subject to evolving interpretations, which could require us to incur substantial costs associated with compliance or alter our business plan. In addition, violations of these laws, or allegations of such violations, could disrupt our business and result in a material adverse effect on our operations. In addition, it is possible that regulations may be enacted in the future that will be directly applicable to our business. We cannot predict the nature of any future laws, regulations, interpretations, or applications, nor can we determine what effect additional governmental regulations or administrative policies and procedures, when and if promulgated, could have on our business.

Banking Difficulties

The cultivation, sale, and use of cannabis are illegal under federal law. Therefore, many banks do not accept for deposit funds from the drug trade and therefore would not be able to do business with the Company. As such, the Company and its wholly owned entities may have trouble finding a bank willing to accept their business. There can be no assurance that banks currently or in the future will decide to do business with cannabis growers or retailers, or that in the absence of legislation state and federal banking regulators will not strictly enforce current prohibitions on banks handling funds generated from an activity that is illegal under federal law. This may make it difficult for the Company to open accounts, use the service of banks and otherwise transact business, which in turn may negatively affect the Company.

Despite rules issued by the United States Department of the Treasury mitigating the risk to banks that do business with cannabis companies permitted under state law, as well as guidance from the United States Department of Justice, banks remain wary to accept funds from businesses in the cannabis industry. Since the use of cannabis remains illegal under Federal law, there remains a compelling argument that banks may be in violation of Federal law when accepting for deposit, funds derived from the sale or distribution of cannabis. Consequently, businesses involved in the cannabis industry, including us, continue to have trouble establishing and maintaining banking relationships. An inability to open and maintain bank accounts may make it difficult for us and our customers to do business. In addition, our inability to maintain a bank account has resulted in our holding large sums of cash. Although we store our cash in a secure safe, we are exposed to a greater risk of theft.

THERE MAY BE DIFFICULTIES IN ADMINISTERING REPAYMENTS AND REPAYMENT MECHANISMS MAY VARY

Because banks may not be willing to do business with a cannabis entity for the reasons discussed above, any repayments owned under the Revenue Sharing Note will be fully administered by the Company and likely not processed by a financial institution. This means it is unlikely that the Company will be able to provide payments via Automated Clearing House (ACH) transfers, and may need to rely on other sources, such as personal checks and/or third party financial applications. This other sources may subject repayments to additional fees or risks, and will be subject to any applicable terms and conditions. To further clarify, repayments will not be processed by Mainvest or its affiliates. Instead, the Company will be responsible for facilitating all repayments and it is possible the Company may have difficulties in organizing and facilitating these future repayment obligations.

You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of Cloudfarming LLC to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

Limited Services

Cloudfarming LLC operates with a very limited scope, offering only particular services to potential clients, making them vulnerable to changes in customer preferences.

Lack of Accounting Controls

Larger companies typically have in place strict accounting controls. Smaller companies typically lack these controls, exposing themselves to additional risk.

Competition

The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. Cloudfarming LLC competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from Cloudfarming LLC's core business or the inability to compete successfully against the with other competitors could negatively affect Cloudfarming LLC's financial performance.

Reliance on Management

As a securities holder, you will not be able to participate in Cloudfarming LLC's management or vote on and/or influence any managerial decisions regarding Cloudfarming LLC. Furthermore, if the founders or other key personnel of Cloudfarming LLC were to leave Cloudfarming LLC or become unable to work, Cloudfarming LLC (and your investment) could suffer substantially.

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which Cloudfarming LLC and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, Cloudfarming LLC is a newly established entity and therefore has no operating history from which forecasts could be projected with.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

The Company Might Need More Capital

Cloudfarming LLC might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If Cloudfarming LLC is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Changes in Economic Conditions Could Hurt Cloudfarming LLC

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect Cloudfarming LLC's financial performance or ability to continue to operate. In the event Cloudfarming LLC ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither Cloudfarming LLC nor the Notes will be subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

Lack of Ongoing Information

Cloudfarming LLC will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and Cloudfarming LLC is allowed to stop providing annual information in certain circumstances.

Uninsured Losses

Although Cloudfarming LLC will carry some insurance, Cloudfarming LLC may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, Cloudfarming LLC could incur an uninsured loss that could damage its business.

Changes in Laws

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could negatively affect Cloudfarming LLC's financial performance or ability to continue to operate. Specifically, any additional regulation on the industry could significantly negatively affect the business.

Conflict of Interest With Companies and Their Management

In many ways, your interests and the interests of Cloudfarming LLC's management will coincide: you both want Cloudfarming LLC to be as successful as possible. However, your interests might be in conflict in other important areas, including these: You might want Cloudfarming LLC to act conservative to make sure they are best equipped to repay the Note obligations, while Cloudfarming LLC might prefer to spend aggressively to invest in the business. You would like to keep the compensation of managers low, while managers want to make as much as they can.

Future Investors Might Have Superior Rights

If Cloudfarming LLC needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities Exchanges

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with Cloudfarming LLC or management), which is responsible for monitoring Cloudfarming LLC's compliance with the law. Cloudfarming LLC will not be required to implement these and other investor protections.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if Cloudfarming LLC is significantly more successful than your initial expectations.

You Do Have a Downside

Conversely, if Cloudfarming LLC fails to generate enough revenue, you could lose some or all of your money.

Payments and Return Are Unpredictable

Because your payments are based on the revenue of Cloudfarming LLC, and the revenue of Cloudfarming LLC can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

Subordination

The Notes shall be subordinated to all indebtedness of Cloudfarming LLC to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

COVID-19 Impact

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 restrictions, the Company can not guarantee that it will resume operations in the future.

Limited Operating History

Cloudfarming LLC cannabis operation is a newly established entity and has no history for prospective investors to consider.

This information is provided by Cloudfarming LLC. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website. This is a preview. It will become public when you start accepting investment.
Investor Discussion
Cloudfarming LLC isn't accepting investments right now, but is trying to get a sense of how they should structure their offering. You will not need to provide any money, and we won't be accepting money or selling securities, until all of its forms with the SEC and you have no obligation to ultimately invest. All investments must be done through Mainvest.com. Once the offering goes live, you'll be able to invest if you so choose.
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